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News Release

RESIN SYSTEMS ANNOUNCES EQUITY OFFERING

Edmonton, Alberta, May 18, 2006: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, today announced that it intends to raise up to $7 million through a marketed private placement of units of RS on a best efforts agency basis.  CIBC World Markets Inc. and Kingsdale Capital Markets Inc. (the "Agents") will act as agents in connection with the offering.  RS has granted the Agents an option, exercisable at any time prior to closing, to increase the size of the offering by up to $3 million.  Each unit of RS will consist of one (1) common share and one half of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire one (1) common share of RS, at a price to be determined, for a period of 18 months from the closing date of the private placement.  The pricing of the units will be determined in the context of the market.  Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals.

RS intends to use the proceeds of the proposed offering to fund order fulfillment of its RStandard™ modular composite utility poles, the commercialization and further development of its Version® resins and related products, and for general working capital purposes.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

 "Version" and "RStandard" are trademarks of RS.

For more information please contact:

Greg Pendura

Rob Schaefer

Chairman, President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Phone:  (780) 482-1953

Phone:  (403) 219-8000

Fax:  (780) 452-8755

Fax:  (403) 219-8001

Email:  gregp@grouprsi.com

Email:  robs@grouprsi.com

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